Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 24, 2019

Ms. Susan Block Division of Corporation Finance Office of Transportation and Leisure U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Newborn Acquisition Corp Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 16, 2019 CIK No. 0001780262

Dear Ms. Block:

On behalf of our client, Newborn Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated August 29, 2019 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Susan Block September 24, 2019 Page 2

Draft Registration Statement Amendment No. 1 on Form S-1

Risk Factors

If we seek shareholder approval of a proposed transaction, page 27

1.	We note your response to our prior comment 3. Please expand the risk factor to further explain why you could need as little as 85,001 of your public shares, or approximately 1.6% of your public shares, to be voted in favor of the transaction in order to have the transaction approved. In your revised disclosure, please include the anticipated number of shares that will be held by your initial shareholders and your officers and directors, who have agreed to vote their shares in favor of any proposed business combination. Please also disclose the vote required to approve the transaction.

Response: The disclosure on page 27 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner